UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Creation of a Direct Financial Obligation

As previously reported on a Form 6-K filed on March 15, 2013 (the “Initial Form 6-K”), Nautilus Marine Acquisition Corp. (the “Company”) issued a convertible promissory note (the “Original Note”) memorializing a loan (the “Original Loan”) in the principal amount of $10,000,000 from Mezzanine Financing Investment III Ltd., an existing stockholder of the Company (the “Lender”).  The Note was issued on March 11, 2013 and the Original Loan was funded in full on March 12, 2013.

On April 4, 2013, the Company issued an Amended and Restated Convertible Promissory Note to the Lender (the “Amended Note”) to replace the Original Note. The principal amount that may be borrowed by the Company under the Amended Note (including the amount of the Original Loan) is $36,000,000, which amount may be borrowed in one or more tranches between March 11, 2013 and June 30, 2013 (the “New Loan”). The other material terms and conditions of the Amended Note are substantially the same as the Original Note as described in the Initial Form 6-K.

The foregoing description of the New Loan and the Amended Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Note, which is filed as Exhibit 99.1 hereto, and which is incorporated herein by reference.

Exhibit

99.1	Amended and Restated Convertible Promissory Note in favor of Mezzanine Financing Investment III Ltd., dated April 4, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

April 17, 2013	By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Co-Chief Executive Officer